Exhibit 99.2

INVESTOR PRESENTATION OCTOBER 2023 EVERYONE CAN ENJOY HIS OWN ELEGANT METAVERSE LIFESTYLE START NOW

Disclaimer This presentation has been prepared by Scienjoy Holding Corporation (the “Company”) solely for informational purposes . No representations, warranties or undertakings, express or implied, are made by the Company or any of its officers, directors, affiliates, advisers or representatives as to, and no reliance should be placed upon, the accuracy, fairness, completeness or correctness of the information or opinions presented or contained in this presentation . By viewing or accessing the information contained in this presentation, you acknowledge and agree that none of the Company or any of its officers, directors, affiliates, advisers or representatives accept any responsibility whatsoever (in negligence or otherwise) for any loss howsoever arising from any information presented or contained in this presentation or otherwise arising in connection with the presentation . The information presented or contained in this presentation is subject to change without notice and its accuracy is not guaranteed . None of the Company or any of its affiliates, advisers or representatives or the underwriters make any undertaking to update any such information subsequent to the date hereof except as required by law . This presentation should not be construed as legal, tax, investment or other advice . This presentation contains statements that reflect the Company’s intent, beliefs or current expectations about the future These statements can be recognized by the use of words such as “expects,” “ plans,” “will,” “estimates,” “projects,” “intends” or words of similar meaning . These forward - looking statements are made only, and are based on, estimates and information available to the Company, as of the date of this Presentation, and are not guarantees of future performance . All statements other than statements of historical fact in this presentation are forward - looking statements, including but not limited to, the Company’s goals and growth strategies ; the Company’s expectations regarding demand for and market acceptance of the Company’s brand and platforms ; the Company’s future business development, results of operations and financial condition ; the Company’s ability to establish operations in Dubai ; the Company’s ability to maintain and improve the Company’s infrastructure necessary to operate the Company’s business ; competition in the live streaming and metaverse industry ; the expected growth of, and trends in, the markets for the Company’s products and services in the markets in which jurisdictions that we sell the Company’s products ; the Company’s ability to compete successfully with its competitors, government policies and regulations relating to the Company’s operations ; the Company’s ability to develop and maintain effective disclosure controls and internal controls over financial reporting ; the effect of any sales or the anticipation of sales by the selling stockholders upon the market price of the Company’s ordinary shares ; the Company’s ability to comply with the continued listing standards of Nasdaq stock market ; general economic and business condition in China and elsewhere ; the Company's ability to operate as a public company ; the period of time for which its current liquidity will enable the Company to fund its operations ; general economic and business conditions ; the volatility of the Company's operating results and financial condition and the price of its ordinary shares ; the Company's ability to attract and retain qualified senior management personnel and research and development staff ; and assumptions underlying or related to any of the foregoing and other risks detailed in the Company's filings with the Securities and Exchange Commission and available on the SEC’s website at http : //www . sec . gov .

Disclaimer (Continued)

These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

This presentation does not constitute an offer to sell or an invitation to purchase or subscribe for any securities of the Company for sale in the United States or anywhere else. No part of this presentation shall form the basis of or be relied upon in connection with any contract or commitment whatsoever. Specifically, these materials do not constitute a "prospectus" within the meaning of the US Securities Act of 1933, as amended, and the regulations enacted thereunder. This presentation does not contain all relevant information relating to the Company or its securities, particularly with respect to the risks and special considerations involved with an investment in the securities of the Company. Any decision to purchase the Company's securities should be made solely on the basis of the information contained in the Company's public filings and any prospectus relating to the proposed offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense. In evaluating its business, the Company uses or may use certain non GAAP measures as supplemental measures to review and assess its operating and financial performance. These non GAAP financial measures have limitations as analytical tools, and when assessing the Company's operating and financial performances, investors should not consider them in isolation, or as a substitute for any consolidated statement of operations data prepared in accordance with US GAAP.

THE INFORMATION CONTAINED IN THIS DOCUMENT IS BEING GIVEN SOLELY FOR YOUR INFORMATION AND ONLY FOR YOUR USE IN CONNECTION WITH THIS PRESENTATION THE INFORMATION CONTAINED HEREIN MAY NOT BE COPIED, REPRODUCED, REDISTRIBUTED, OR OTHERWISE DISCLOSED, IN WHOLE OR IN PART, TO ANY OTHER PERSON IN ANY MANNER

Contents From Scienjoy to SJ Verse Overview of SJ Verse 0 1 02 03 04 Dubai Verse Cup

From Scienjoy to SJ Verse A look back and into the Future Explore Now

From Scienjoy to SJ Verse Scienjoy establishe d 2011.10 2014.06 Launched “Showself Live” 2015.07 Launched “Lehai TV” Launched “Haixiu TV” 2016.04 2020.05 Scienjoy Holding Corporation listed in NASDAQ 2023.05 Invested DVCC 2023.Q4 Launch SJ Verse SJ Nasdaq

Computing Platform

Evolution

Every revolution in computing infrastructure brings about disruptive change across industries.


PC
Internet
Mobile Cloud Computing
AI-Driven Metaverse
AR/VR/MR
Blockchain & Crypto
Future

Why Metaverse ? Metaverse Metaverse is not just product or service. It is a lifestyle. People can enjoy their own multi - lives in the metaverse. Fusion of Virtual & Real Immersive Interaction PGC/UGC/AIGC Economic System Unified Identity

Metaverse with AIGC Metaverse with AIGC provides various content to enrich your digital life Open and Connected. I mmersion Participation Compensation LIFE LIKE DRAMA AUDIO - VIS U AL DREAM MOVIE IMMERSIVE VR LIVE IN THE METAVERSE

Scienjoy was born for Mobile Decade Profesional Creative From Scienjoy to SJ Verse New infrastrcuture: 5G, MR, AI People can enjoy infinite lives in metaverse decade SJ Verse is Built for the Metaverse Revolution 4G Telecommunications Networks + Smartphone as infrastructure for mobile live streaming Technical Strength Operational Experience Highly Capable Team Global Perspective

Vision: Everyone can enjoy his own elegant metaverse lifestyle. SJ Verse : A non - stop metaverse people can live in it . Mission : Create a Dubai characteristic metaverse ecosystem for global users.

OVERVIEW OF SJ VERSE

SJ Verse Ecosystem SJVE SOULMATE USE R AVATARS CONTENT CREATOR DEVELOPER PARTNER SUPPLIER SJ Mall DVC SJ Live SJ Show 3 rd Party App

SJ Verse Platform Infrastructure for SJ Verse ecosystem User Center • User Profile • Avatar Management • Virtual Assets Management • Social Network Management • User Support • Activity Management • Marketplace • Third Party Stores • Payment • Messenger & notifications Services Contents Assets Payment Tools System Function

• Consumers can benefit from engaging all kinds of activities • They also can benefit from holding or trading virtual assets. • SJ Coin is the general settlement currency of SJ Verse, and applications in SJ Verse can also create their own tokens. • In the future, SJ Verse will build additional interfaces allowing application developers to issue NFTs on SJChain, benefiting the entire SJ Verse ecosystem. SJ Verse Economy P2E ( Play to Earn ) SJ Coin SJ Chain

SJ Verse Highlight • Enables users to live out a fulfilling metaverse lifestyle, participating in various activities and earning rewards, just like in the real world. Lifestyle and Real - world Benefits • Allows consumers and avatars to build the next generation of social networks, connecting soulmates and like - minded individuals. Next - Gen Social Networks • leverages AI technology to generate rich and dynamic content, enhancing user experiences. • AI - assisted tools for UGC and PGC. AI - Powered Content Generation • Encourages third - party developers to create diverse apps, sharing revenue and driving innovation. • Connects with other metaverses and internet platforms for seamless interactions. Open Platform

Why Dubai ? Dubai ： Hub for future tech and innovation ; Elegant & Luxury lifestyle

DUBAI VERSE CUP

SCIENJOY

DUBAI VERSE CUP


كأس دبي العالمي
DUBAI WORLD CUP

CERTIFICATE OF APPRECIATION

نادي دبي لسباق الخيل
DUBAI RACING CLUB

We are honoured to present this certificate to:

نتقدم بالشكر والتقدير إلى:

DUBAI VERSE CUP

Thank you for your active participation and invaluable contribution to the success of the Dubai World Cup, held on March 25, 2023 and to the growth of the UAE. We wish you continued prosperity in your future endeavours.

تقديراً لجهودهم المتميزة ومشاركتهم الفعالة ودورهم الإيجابي في إنجاح فعاليات كأس دبي العالمي في 25 مارس 2023، وإسهامهم القيمة في نمو وازدهار دولة الإمارات العربية المتحدة. مع أطيب التمنيات بدوام التوفيق والنجاح

HIS HIGHNESS SHEIKH MOHAMMED BIN RASHID AL MAKTOUM

Dubai Verse Cup is an event platform based on SJ Verse.

Dubai World Cup (DWC): The world's richest horse race held annually since 1996 and contested at the Meydan Racecourse . Dubai Verse Cup is the metaverse version of **DWC**, and it is also an event platform based on SJ Verse. Users can buy NFT horses to participate in the match or cheer as spectators.

" We have worked with our partners on the revolutionary Dubai Verse Cup, the first-of-its-kind metaverse horseracing game based on the most spectacular race in the world, the Dubai World Cup at Meydan Racecourse. We aim to introduce the new generation to this exciting sport through this unique metaverse-based game. Our aim was to create a platform that appeals to our current horseracing fans while building a new community of racing enthusiasts. "

Sheikh Rashed Al Maktoum

Chairman of the Dubai Racing Club

DUBAI VERSE CUP Racing Event • Scheduled Race • Your Verse Cup • Monthly Race • Dubai Verse Cup • Party Race • Cheering Consumers Suppliers • Horse owner • Spectator • Trainer • Auctioneer • Influencer • Race Organizers • Horse Merchants • Racecourse Suppliers • Sponsors • Influencer Guild

THANK YOU